Reply Attention of: Stewart L. Muglich Our File No.: 6369 035 Direct Line: (604) 692-3023 Email: smuglich@sangramoller.com

September 21, 2005

VIA EDGAR, FACSIMILE AND COURIER

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E., Stop 0308
Washington, D.C. 20549-0308

Attention: Michael Moran, Branch Chief
Mail Stop 0308

Dear Sirs/Mesdames:

Re: Black Mountain Capital Corporation (the "Company"), Form 20-F for the Fiscal Year Ended December 31, 2004 (the "Form 20-F"), Form 6-K for the Fiscal Quarter Ended March 31, 2005 (the "Form 6-K"), File No. 0-13966

We act as counsel for the Company and write in connection with the comment letter dated August 23, 2005 (the "Comment Letter") from the Securities and Exchange Commission (the "Commission") to the Company on the Company's Form 20-F and Form 6-K. On behalf of the Company, we provide the following responses to your comments. For your ease of reference, we have set out below, in italics, the comments contained in the Comment Letter, with the Company's responses following each comment.

Item 4. Information on the Company, page 8

1.
In future filings, please provide a breakdown of total revenues by category of activity (private equity operations and merchant banking operations) and geographic market (U.S. and Canada) for each of the last three financial years in accordance with Item 4.B.2 of Form 20-F.

We note your comment.

Item 5. Operating and Financial Review and Prospects, page 11

2.
In future filings, due to the fact that revenues decreased materially during the periods presented (decreased 19% in 2004 versus 2003 and 59% in 2003 versus 2002), please provide a narrative discussion of the material factors contributing to the decline. See Item 5.A.1 of Form 20-F. In addition, please disclose if the decrease in revenues represents a trend in accordance with Item 5.D of Form 20-F.

We note your comment.

Item 15. Controls and Procedures, page 25

3.
We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "as of the date of our evaluation." However, Item 15(a) of Form 20-F requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please clarify if the date of your evaluation was as of the end of the period covered by the report.

The Company advises that the evaluation was as of the end of the period covered by such report.

Item 18. Financial Statements, page 27

Note 1. Organization and Operations, page 34

4.	Please further explain the subsequent event leading to a reduction of capital stock and deficit by $1,486,119.

As discussed in Note 1 to the Company's financial statements, the Company only received shareholder approval to the reduction of the capital stock and deficit accounts. The board of directors of the Company, as they were authorized to do by the shareholders, determined not to proceed with any reduction of the capital stock and deficit accounts.

Note 2. Significant Accounting Policies, page 34

5.	Please expand on the pro rata interest in oil and gas properties you hold in Alberta. Specifically, please tell us the following:
             • Oil and gas royalty revenues for the periods presented;
•	Results of operations for oil and gas producing activities, including and excluding the effect of income taxes for the periods presented;
•	Identifiable assets of oil and gas producing activities;
Tell us how you considered paragraph 8 of FAS 69 concerning oil and gas producing activities.

The Company received approximately $8,600 and $26,600 in royalty revenue during fiscal 2005 and 2004, respectively. The Company received these royalty revenues from an oil and gas joint venture with Bonterra Energy Corporation. The properties held by the joint venture were written-off in 1995 when the Company disposed of the majority of its oil and gas assets.

In regard to paragraph 8 of FAS 69, the Company does not consider the revenue it receives from oil and gas royalties as on-going. The joint venture was written-off and has not produced any income until fiscal 2004. The royalty payment of $26,600 received during fiscal 2004 was a culmination of past but not paid royalty payments. Management cannot say with certainty that the income from the joint venture will continue to produce income in the future. In addition, the royalty is not carried on the balance sheet because it was written-off. Also, the ownership of several non-producing oil and gas properties that were written-off are in legal dispute. Accordingly, the Company decided not to segment oil and gas royalty revenue from its other revenues.

6.
Please tell us, and disclose in future filings, the method of accounting for costs incurred in oil and gas producing activities and the manner of capitalized costs relating to those activities. See paragraph 6 of FAS 69.

The Company receives a net royalty. No costs are associated from this source of revenue and, accordingly, the Company does not capitalize any costs relating to those activities.

7.
Tell us how you determined in Note 15 that you only have one operating and reporting segment given that you report revenues from oil and gas producing activities in addition to financial services. Please refer to paragraph 10 of FAS 131.

The Company does not consider the revenue it receives from oil and gas royalties as on-going and, accordingly, the Company does not segment oil and gas royalty revenue from its other revenues. Please also refer to the Company's response to item 5 above.

Note 4. Loan and Receivables, page 36

8.
We note that you recovered a loan receivable, previously written down during the 2002 fiscal year in the amount of $108,065, in the form of common shares of a public U.S. company having a market price of $306,530. Please tell us if you recorded a gain on the receipt of the nonmonetary asset received in a nonreciprocal transfer for the difference between the fair value of the asset received and the fair value of the loan written down. See paragraph 18 of APB No. 29 for reference.

Proceeds from the sale of long-term investments was $1,125,037 for the year ending December 31, 2004. As noted in the management's discussion and analysis, the Company reported a loss from the sale of long-term investments of $195,854 partly related to when the Company disposed of its investment in North Group Limited in the form of a dividend-in-kind to the Company’s shareholders. The Company did not write-down any long-term investments during the year.

Note 5. Long -term Investments, page 37

9.
We note that you disposed of certain long-term investments during 2004 Cybersurf and North Group Limited. For the disposal of each long-term investment, please tell us, and disclose in future filings, the following:

• Proceeds on the sale of the long-term investment;
• Gain/loss on the sale of the long-term investment;
• Write-down on long-term investment;
See paragraph 21 of FAS 115.

As noted in the Company’s consolidated statements of cash flows, proceeds from the sale of long-term investments was $1,125,037 for the year ending December 31, 2004. As noted in the Company’s management's discussion and analysis, the Company reported a loss from the sale of long-term investments of $195,854 partly related to when the Company disposed of its investment in the form of a dividend-in-kind to the Company’s shareholders. The Company did not write-down long-term investments during the year.

Note 12. Commitment, page 39

10.	In future filings, for all operating leases, please disclose rental expense for each period in which an income statement is presented. See paragraph 16.c of FAS 13.

We note your comment.

Note 16. Differences Between Canadian and United States Generally Accepted Accounting Principles, page 40

11.	Tell us why the cumulative translation adjustment was so large in 2003. The cumulative translation adjustment was $8,817 in 2004, $437,425 in 2003, and $8,904 in 2002.

As noted in the Company's operating and financial review and Note 3 of the financial statements of the Company for the year ending December 31, 2003 the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method in accordance with changes in the Canadian Institute of Chartered Accountants Handbook. Accordingly, the Company re-stated its financial results for the year ending December 31. 2002 and 2001 and recorded cumulative adjustment for the year ending December 31, 2003, the year the changes to the Canadian Institute of Chartered Accountants Handbook were implemented.

We trust the foregoing to be in order but should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

SANGRA MOLLER LLP

Per:     /s/ Stewart L. Muglich
Stewart L. Muglich
(New York State Bar No. 098563)

SLM/tp

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